Ondra Partners LP

**Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
March 31, 2019**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____04/1/18_____ AND ENDING _____03/31/19_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Ondra Partners LP

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street
(No. and Street)

New York   NY   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay   (212) 897-1692
                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name - if individual, state last, first, middle name)

1375 Broadway   New York   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

Ondra Partners LP

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Partners' Capital.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
         under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
         Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
         Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
         Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
         Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
         Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
         the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

**   For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
5(e)(3).*

AFFIRMATION

I, Michael Baldock, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Ondra Partners LP at March 31, 2019, is true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

CEO and CCO
_____
Title

Subscribed and sworn
to before me this 24th day of May 2019

Laura C Claudio

LAURA C. CLAUDIO
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 9/30/21



RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Ondra Partners LP
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ondra Partners LP as of March 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ondra Partners LP as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ondra Partners LP's management. Our responsibility is to express an opinion on Ondra Partners LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ondra Partners LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Ondra Partners LP's auditor since 2012.
New York, New York
May 23, 2019

PrimeGlobal | An Association of Independent Accounting Firms

1

Ondra Partners LP

Statement of Financial Condition
March 31, 2019

Assets

Cash	$	20,242
Other assets		2,262
Total assets	$	22,504

Liabilities and Partners' Capital

Liabilities - accounts payable and accrued expenses	$	300
Partners' capital		22,204
Total liabilities and partners' capital	$	22,504

See notes to statement of financial condition.

Ondra Partners LP

1. **Organization and Business**

   Ondra Partners LP (the "Partnership"), was formed under the laws of the State of Delaware to act primarily as a broker or dealer selling private placements of securities and performing investment advisory services. The Partnership is owned by Ondra (US) GP, LLC (the "General Partner") and Ondra (US) LP (the "Limited Partner"). Both the General Partner and the Limited Partner are owned by Ondra LLP, a UK entity. The Partnership is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Revenue Recognition
   Effective April 1, 2018, the Partnership adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Partnership applied the modified retrospective method of adoption which resulted in no adjustment to partners' capital as of April 1, 2018.

   Cash
   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Partnership has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

3. **Income Taxes**

The Partnership is a disregarded entity for income tax reporting purposes and accordingly does not record a provision for federal, state or local income taxes because the ultimate tax filing entities will report their share of the Partnership's income or loss on their respective income tax returns.

The General Partner is required to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Partnership recording a tax liability that would reduce net assets.

Based on its analysis, the General Partner has determined that the Partnership has not incurred any liabilities for unrecognized tax benefits as of March 31, 2019. However, the General Partners' conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Partnership recognizes a tax liability along with interest accrued related to unrecognized tax benefits in interest expense and penalties in portfolio maintenance fees, if assessed.

4. **Transactions with related party**

The Partnership maintains an administrative services agreement (the "Agreement") with the Limited Partner. The Agreement stipulates that the Limited Partner will provide to the Partnership accounting, administrative, office space, human resources and other services. The Partnership does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Limited Partner for any or all costs that the Limited Partner has paid on behalf of the Partnership. These costs have not been recorded on the books of the Partnership. The Limited Partner did not incur any expense on behalf of the Partnership for the year ended March 31, 2019.

As a broker dealer, the Partnership must maintain net capital on a daily basis in accordance with the Rule. The partnership had a net loss for the year ended March 31, 2019 and as a result, the Limited Partner made capital contributions of $50,000, during the year, in order to fund expenses and maintain its compliance of the Rule.

The Partnership has received an acknowledgment from the Limited Partner, that to the extent necessary, the Limited Partner will provide and maintain financial support of the Partnership for the twelve month period beginning from the date that this financial statements is issued.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements, with related parties, may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

Ondra Partners LP

Notes to Statement of Financial Condition
March 31, 2019

5. **Regulatory Requirements**

The Partnership is subject to SEC Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2019, the Partnership had net capital of approximately $19,900 which exceeded the required net capital by approximately $14,900. The Company's aggregate indebtedness to net capital ratio was .02 to 1 at March 31, 2019.

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Partnership does not hold customers' cash or securities.

6. **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since March 31, 2019. On April 1, 2019 the Company received a capital contribution in the amount of $20,000.